

Ex Zero Carbon, Inc.
(the "Company")
a Florida Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ex Zero Carbon, Inc. Management

We have reviewed the accompanying financial statements of Ex Zero Carbon, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 23, 2024

EX ZERO CARBON, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	30	500
Due from Related Party	125,834	68,034
Other Current Assets	2,850	-
Total Current Assets	128,714	68,534
TOTAL ASSETS	128,714	68,534
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accrued Interest Payable	3,601	3,601
Line of Credit	-	33,700
Convertible Debt, net of Debt Issuance Costs	216,355	206,375
Total Current Liabilities	219,956	243,676
TOTAL LIABILITIES	219,956	243,676
SHAREHOLDERS' EQUITY		
Common Stock	317,335	124,875
Retained Earnings	(408,577)	(300,017)
TOTAL SHAREHOLDERS' EQUITY	(91,242)	(175,142)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	128,714	68,534

See Accompanying Notes to these Unaudited Financial Statements

EX ZERO CARBON, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	454	197
General and Administrative	108,106	14,758
Advertising and Marketing-Related Party	-	51,700
Professional Fees-Related Party	-	28,700
Total Operating Expenses	108,560	95,355
Total Loss from Operations	(108,560)	(95,355)
Other Income (Expense)		
Interest Expense	-	-
Total Other Income (Expense)	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	(108,560)	(95,355)
Depreciation & Amortization	-	-
Net Loss	(108,560)	(95,355)

See Accompanying Notes to these Unaudited Financial Statements

EX ZERO CARBON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/22	25,000,000	-	(204,662)	(204,662)
Issuance of Common Stock	98,377,897	124,875	-	124,875
Net loss	-	-	(95,355)	(95,355)
Ending balance at 12/31/22	123,377,897	124,875	(300,017)	(175,142)
Issuance of Common Stock	126,622,103	192,460	-	192,460
Net loss	-	-	(108,560)	(108,560)
Ending balance at 12/31/23	250,000,000	317,335	(408,577)	(91,242)

See Accompanying Notes to these Unaudited Financial Statements

EX ZERO CARBON, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(108,560)	(95,355)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Increase in Due from Related Party	(57,800)	(63,717)
Increase in Other Current Assets	(2,850)	-
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(60,650)	(63,717)
Net Cash used in Operating Activities	(169,210)	(159,072)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Convertible Debt	(33,700)	33,700
Proceeds from Line of Credit	9,980	-
Issuance of Common Stocks	192,460	124,875
Net Cash provided by Financing Activities	168,740	158,575
Cash at the beginning of period	500	997
Net Cash decrease for the period	(470)	(497)
Cash at end of period	30	500

See Accompanying Notes to these Unaudited Financial Statements

Ex Zero Carbon, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ex Zero Carbon, Inc. "the Company" designs, builds, and operates small, modular waste gasification systems that can be installed globally. The Company focuses on converting waste into clean energy through advanced gasification technology.

Founded in Florida on January 22, 2021, The Company aims to revolutionize waste management and energy production. By transforming various waste streams into renewable energy, The Company addresses significant environmental challenges while providing scalable, sustainable solutions for communities and industries worldwide.

The Company holds a global exclusive license from MFC Multi Fuel Conversion GmbH (a related party), allowing it to monetize operations through the design, construction, and operation of gasification systems. Revenue is generated by selling, licensing, and leasing equipment from MFC, which specializes in converting waste into clean electricity, heating, and cooling. Additionally, the licensing agreement permits the Company to utilize MFC's patents, know-how, software, and trademarks.

In 2024, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise operating capital, positioning itself for continued growth in the sustainable waste-to-energy sector.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $30 and $500 in cash December 31, 2023 and December 31, 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Currently pre-revenue, the Company will identify and analyze its performance obligations related to customer contracts once it begins generating revenue and signs its first contract.

The Company anticipates generating revenue by selling, licensing, and leasing its waste gasification systems and related services. Its primary performance obligation will be to deliver these systems and provide ongoing operational support to clients.

Revenue is expected to be recognized at the time of shipment, net of estimated returns. Concurrently with revenue recognition, the Company will establish a liability for expected returns and record an asset (along with a corresponding adjustment to cost of sales) for its right to recover products from customers when settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company entered into a service agreement with Ex Zero Carbon Pte. Ltd. ("Carbon"), an entity owned by Lorrayne Ribeiro, an engineer at MFC Multi Fuel Conversion GmbH ("MFC"). Under this agreement, Carbon provided the Company with marketing, advertising, and professional services totaling $80,400.

In 2022, the Company also extended non-interest-bearing funding totaling $123,481 to Ex Ventures, Inc., a related party owned by CEO Julien Uhlig, and $21,000 to Ex Zero Carbon Pte. Ltd. ("Carbon"). These funds were designated for operational lines of credit, intellectual property development, and project initiatives for these companies. After repayments during the year by the related-party borrowers, the outstanding balance was $68,034 as of December 31, 2022.

Additionally, $79,300 was extended to Ex Ventures, Inc. in 2023. After repayments throughout the year, the total outstanding balance owed by both related parties—Ex Ventures, Inc. and Ex Zero Carbon Pte. Ltd. ("Carbon")—to the Company was $125,834 as of December 31, 2023.

MFC Multi Fuel Conversion GmbH ("MFC") has received over EUR 2.5 million in funding from the German government, either directly or through research collaborations. MFC maintains its independence, as foreign ownership significantly limits funding opportunities. All developments are licensed directly or through MHR Holding Pte. Ltd. to the Company. MHR Holding Pte. Ltd. ("MHR"), a holding company registered in Singapore, is 98.8% owned by an engineer and a lawyer who provide professional services to the Company.

In September 2022, the Company entered into an Exclusive License Agreement with MFC. MFC is active in the environmental industry, focusing on the production of electric and thermal energy from the combustion of renewable resources, particularly biomass in the form of waste. MFC has developed extensive technical knowledge in this area, including patent applications, utility models, know-how, and trade secrets related to basic and applied combustion technology. The Company seeks to exclusively license MFC's patents, know-how, software, and other copyrightable materials, as well as the trademarks, to enable it to market and license the underlying technologies to third parties. This agreement also allows the Company to exclusively prosecute and defend IP rights related to these technologies and to continue developing the underlying technologies as it deems fit.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Since its inception in 2021, the Company has entered into several convertible note agreements (the "Notes") to fund its operations. The interest on these Notes is set at 6%, and they incur a 7.5% issuance fee on the aggregate principal amount, payable to the funding portal through which the Notes are raised. The principal amounts, along with any accrued interest, must be repaid at the demand of the Holders of the majority of the outstanding principal prior to conversion. Since these Notes matured in 2023 without conversion, they have become due and payable.

In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while these Notes remain outstanding in an equity financing that generates total proceeds of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital-raising purposes, such as Simple Agreements for Future Equity) (a "Qualified Financing"), the outstanding principal amounts of these Notes and any unpaid accrued interest shall automatically convert in full, without any further action by the Holders, into Equity Securities sold in the Qualified Financing. The conversion price will be the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.7, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming the conversion of all securities convertible into Common Stock and the exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital-raising purposes). As of December 31, 2022, the outstanding balance of the Company's Convertible Notes remains at $220,675, unchanged since 2021. After accounting for debt issuance costs, the net balance also remains at $206,375 in both years.

Additionally, a $10,000 note was issued in 2023. These promissory notes will mature between March and April 2024 and carry the same terms of repayment or conversion as the previously disclosed convertible notes. As of December 31, 2023, the outstanding balance has increased to $230,655, with a net balance of $216,355 after accounting for debt issuance costs.

The following table summarizes the outstanding Notes Payable for the Company as of December 31, 2023, and December 31, 2022:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	220,675	6%	On Demand	220,675	-	220,675	3,601	220,675	-	220,675	3,601
Convertible Notes Payable	10,000	6%	On Demand	-	-	-	-	9,980	-	9,980	-
Total				220,675	-	220,675	3,601	230,655	-	230,655	3,601

NOTE 6 – EQUITY

The Company has authorized 250,000,000 shares of common stock with no par value per share. As of December 31, 2023, all 250,000,000 shares were issued and outstanding.

The Company is predominantly owned by MHR Holding Pte. Ltd. ("MHR"), a Singapore-based entity controlled by co-founders Michael Hofmeister and Dr. Arnim Rosenbach, who together hold 98.8% of the issued and outstanding shares of the Company.

Voting: Common Shareholders are entitled to one vote per share

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 23, 2024, the date these financial statements were available to be issued.

The Company entered into promissory notes to fund its operations in 2024, increasing the balance to $265,055, net of debt issuance costs, as of August 31, 2024. These notes mature between March and April 2024 and carry the same repayment and conversion terms as the previously disclosed convertible notes.